SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE TO

                     Tender Offer Statement
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange
                          Act of 1934)

                        (Amendment No. 3)

                        AMREP CORPORATION
                (Name of Subject Company (issuer))

              AMREP CORPORATION (issuer and offeror)
 (Name of Filing Person(s) (identifying status as offeror,
                     issuer or other person))

              Common Stock, par value $.10 per share
                  (Title of Class of Securities)

                            032159105
              (CUSIP Number of Class of Securities)

           Edward B. Cloues, II, Chairman of the Board
                           P.O. Box 888
                 Pitman, New Jersey  08071-0888
                          (856) 256-3310
   (Name, address and telephone number of person authorized to receive notices and
           communications on behalf of filing persons)

                             COPY TO:
                        Edward B. Winslow
                    Jacobs Persinger & Parker
                         77 Water Street
                     New York, New York 10005
                          (212) 344-1866

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A         Filing Party: N/A

Form or Registration No.: N/A       Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         INTRODUCTORY STATEMENT

     This Amendment No. 3 to Tender Offer Statement on Schedule TO (the "Statement") relates to the tender offer by AMREP Corporation, an Oklahoma corporation (the "Company"), to purchase up to 725,000 shares of its common stock, par value $.10 per share (the "Shares"), at prices, net to the seller in cash, not greater than $7.00 nor less than $5.25 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 2000 (the "Offer to Purchase") and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Statement and incorporated herein be reference.

ITEM 4.  TERMS OF THE TRANSACTION

     The Statement is amended in answer to Item 4 of Schedule TO to add the following:

          "The Offer expired on June 6, 2000 at 5:00 p.m. New York City time. Based on a preliminary count by The Bank of New York, the depositary for the offer, 588,584 shares of common stock were properly tendered and not withdrawn at prices at or below $7.00 per share. Based on this count, AMREP will accept for purchase at a price of $7.00 per share all such shares tendered. Payment for the shares will be made as soon as practicable after the final count by the depositary."

     On June 7, 2000, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is filed as Exhibit (a)(5)(ii) to this Amendment No. 3 and is incorporated herein by reference.

ITEM 12.  EXHIBITS

     The Statement is further amended in answer to Item 12 of Schedule TO to add the following as an additional exhibit:

          (a)(5)(ii)     Form of Press Release issued by the
                         Company dated June 7, 2000

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                AMREP CORPORATION

                                By: /s/ Mohan Vachani
                                   --------------------------------
                                    Name: Mohan Vachani
                                    Title: Senior Vice President &
                                           Chief Financial Officer

Dated:  June 7, 2000

                           INDEX TO EXHIBITS

ITEM                          DESCRIPTION

(a)(1)(i)      Form of Offer to Purchase dated May 4, 2000.*

(a)(1)(ii)     Form of Letter of Transmittal.*

(a)(1)(iii)    Form of Notice of Guaranteed Delivery.*

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi) Form of Letter from the Company to participants in the Company Savings and Salary Deferral Plan, including the form of Direction Form to the Trustee of said Plan from participants in said Plan.*

(a)(1)(vii) Form of letter dated May 4, 2000 from the Chairman of the Company's Board of Directors to shareholders of the Company.*

(a)(1)(viii)   Guidelines for Certification of Taxpayer
               Identification Number on Form W-9.*

(a)(5)         Form of Press Release issued by the Company dated
               May 2, 2000.*

(a)(5)(ii)     Form of Press Release issued by the Company dated
               June 7, 2000.**

(b)(1) Master Loan Agreement dated effective February 26, 1999 between AMREP Southwest, Inc. and Norwest Bank New
               Mexico, N.A.*

(b)(2)         First Amendment to Master Loan Agreement Amended
               Effective January 26, 2000.*

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*  Filed previously.
** Filed herewith.